UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 4, 2010
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated December 8, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: January 4, 2010	By:	/s/“Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

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DRAFT
NEWS RELEASE
Enbridge and First Solar Agree on 60 MW Renewable Energy Expansion at Sarnia
Initial 20 MW Sarnia Solar Project achieves commercial operations
CALGARY, ALBERTA and TEMPE, ARIZONA — (December 8, 2009) — Enbridge Inc. (TSX, NYSE: ENB) and First Solar, Inc. (NASDAQ: FSLR) announced today that they have entered into an agreement to expand the Sarnia Solar Project from 20 megawatts of capacity to 80 megawatts (MW), with a total system cost of approximately CDN $300 million for the expansion. When completed in the second half of 2010, it is expected to be the largest photovoltaic solar energy facility in North America.
Enbridge and First Solar announced in October an agreement for Enbridge to acquire the initial 20 MW solar energy project that First Solar developed at the Sarnia site. This project achieved full commercial operation on December 7, 2009.
“We’re delighted to further strengthen our relationship with First Solar,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge, Inc. “First Solar has delivered the initial 20 MW as committed — demonstrating their strong technical competence combined with attention to meaningful community engagement and corporate social responsibility practices that align with our own values.
“Enbridge has made significant strides in growing its green energy business in 2009. With this investment, we will have interests in more than 470 megawatts of green power capacity from our five wind energy projects, expanded solar facilities, four waste heat recovery facilities and the world’s first commercial application of hybrid-fuel cell technology.”
“We welcome this new investment from Enbridge to expand the Sarnia project,” said Bruce Sohn, President of First Solar. “It demonstrates confidence in First Solar’s Engineering, Procurement and Construction team, which has recently completed the first 20 MW at Sarnia.”
Mr. Daniel noted that solar energy is a key component of Enbridge’s environmental performance strategy to invest in renewable and alternative energy sources that complement Enbridge’s core operations and provide environmental benefits.
“Our increased investment in the Sarnia Solar Project maintains risk and return characteristics which are fully consistent with Enbridge’s low-risk business model, and similar to our crude oil pipeline business,” said Mr. Daniel. “The expansion of the Sarnia Solar Project will take advantage of the capacity of the Sarnia site to accommodate additional capacity. Following on

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our recently announced wind energy project, the Sarnia solar expansion provides a good balance in our renewable energy portfolio between solar and wind.”
Subject to the satisfaction of certain conditions precedent, First Solar will construct the solar project for Enbridge under a fixed price engineering, procurement and construction contract, utilizing its thin film photovoltaic technology. First Solar’s advanced thin film technology has been deployed in 1.5 gigawatts of installations in the U.S. and Europe.
The 60 MW phase of the project is expected to begin construction in December and be completed by December 2010. At 80 MW, Enbridge expects the Sarnia Solar Project will generate enough power to meet the needs of over 12,800 homes and help to save the equivalent of approximately 39,000 tonnes of CO2 per year.
First Solar will also provide operations and maintenance services to Enbridge under a long-term contract. The power output of the 80 MW facility will be sold to the Ontario Power Authority pursuant to 20-year Power Purchase Agreements under the terms of the Ontario Government’s Renewable Energy Standard Offer Program.
“Our recent investments in green energy projects in Ontario — including the 99 MW Talbot Wind Energy Project, our 190 MW Enbridge Ontario Wind Project, and the Sarnia Solar Project — are evidence of Enbridge’s commitment to advancing environmentally preferred energy solutions, and of the value of the Ontario government’s proactive support and encouragement of investment within the province,” said Mr. Daniel.
Sarnia Solar Energy at a glance:
Capacity peak: approx. 80,000 kilowatts
Module surface area: approx. 973,000 m2; approx. 1.3 million thin film modules (First Solar)
Annual yield: approx. 120 million kWh (corresponding to the annual consumption of over 12,800 households)
CO2 saving: over 39,000 tonnes per year
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
About First Solar
First Solar manufactures solar modules with an advanced semiconductor technology and provides comprehensive photovoltaic (PV) system solutions. By continually driving down manufacturing costs, First Solar is delivering an economically viable alternative to fossil-fuel generation today. From raw material sourcing through end-of-life collection and recycling, First Solar is focused on creating cost-effective, renewable energy solutions that protect and enhance the environment. For more information about First Solar, please visit www.firstsolar.com.

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For Enbridge Investors
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
For First Solar Investors
This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. Those statements involve a number of factors that could cause actual results to differ materially, including risks associated with the company’s business involving the company’s products, their development and distribution, economic and competitive factors and the company’s key strategic relationships and other risks detailed in the company’s filings with the Securities and Exchange Commission. First Solar assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media	Investment Community

Jennifer Varey	Vern Yu
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com

Website: www.enbridge.com

First Solar, Inc.

Media Contacts	Investor Contact

United States:	Larry Polizzotto
Alan Bernheimer, (602) 414-9361	(602) 414-9315
media@firstsolar.com

Europe:
Brandon Mitchener, +49-6131-1443-399
media@firstsolar.com

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